UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 27, 2019

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In the Matter of

Wisekey International Holding Ltd   **ORDER DECLARING REGISTRATION**
General-Guisan-Strasse 6   **EFFECTIVE PURSUANT TO SECTION 12(d)**
CH-6300 Zug, Switzerland   **OF THE SECURITIES EXCHANGE ACT OF**
                                               1934, AS AMENDED

File No: 001-39115

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Wisekey International Holding Ltd has filed with the Commission and The Nasdaq Stock Market LLC an application to register its American Depositary Shares representing Class B Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Wisekey International Holding Ltd requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary